UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
New World Savings, Inc., d/b/a Guac (the "Company" or "we," "us," or "our")

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    August 21, 2017

Physical address of issuer
9281 Research Dr., Irvine, CA 92618

Website of issuer
www.guacapp.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Current number of employees
3

Summary financial information is provided below for the most recent fiscal year ended December 31, 2020 and prior fiscal year ended December 31, 2019.

	Most recent fiscal year-end December 31, 2020	Prior fiscal year-end December 31, 2019
Total Assets	$ 481,073.18	$ 45,028
Cash & Cash Equivalents	$ 481,073.18	$45,028
Accounts Receivable	$0	$0
Short-term Debt	$653,020.35	$187,210
Long-term Debt	$552,537.92	$86,000
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/Loss	-$496,304.01	-$130,784


May 27, 2021

FORM C-AR: Annual Report

NEW WORLD SAVINGS, INC.



ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2020


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by New World Savings, Inc., d/b/a Guac, a California corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Common Stocks offered and sold by the Company pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended, for the fiscal year ended December 31, 2020. A copy of this report may be found on the company's website at www.guacapp.com.

During fiscal year 2020, the Company raised $644,497 (before offering expenses) from investors through the sale of its Common Stock on the Equifund portal in its Regulation CF offering described in the previously filed Form C, dated July 28, 2020, and this Form C-AR (this "Offering"). And during the period from January 1, 2021 through the date of this annual report, we sold an additional $407,450 (before offering expenses) of our common stock under the same offering. As of the date of this annual report, the Company raised a total of $1,051,947 from this Offering.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.guacapp.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.


The date of this Form C-AR is May 27, 2021.


THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS DESCRIPTION

New World Savings, Inc., d/b/a Guac, referred to herein as the "Company," as well as references to "we," "us," or "our", is a California corporation that was incorporated on August 21, 2017. The Company does business under the name Guac.

The Company is located at 9281 Research Dr., Irvine, CA. 92618.

The Company's website is www.guacapp.com.

The information available on or through our website is not a part of this Form C-AR. The address of counsel to the issuer for copies of notices is BEVILACQUA PLLC, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, Attention: Louis A. Bevilacqua, Esq.

Business Overview

We are a California corporation that was incorporated on August 21, 2017 for the purpose of developing and commercializing a mobile app called Guac that creates a new way to help users save for short-term goals and buy experiences.

Business Plan

We expect to generate revenue in three primary ways: (1) Interest earned on user funds held on account; (2) Application advertising and marketing; and (3) funds generated from partners through the Guac marketplace where we earn 10% on transactions conducted through the marketplace.

Our Products and/ or Services

Overview

We developed a downloadable personal finance mobile application and marketplace called Guac that offers users a unique way to save money by triggering the deposit of a specified amount of each debit card transaction into separate accounts that we refer to as the Guac Fund Accounts.

Guac is an easy to use application that transfers a user's specified cash amounts based on his debit card purchases, allowing a user to "save while he spends". The application allows users to determine how the amount transferred is calculated, and applies those savings to short or long- term goals. Funds can be saved in a standard savings account or be earmarked in a specified account for specific events such as, investing, vacations, a car or a wedding. The user can have unlimited separate Guac Fund Accounts, with each Guac Fund Account linked to the user's personal bank account(s). Users may also transfer funds from their Guac Fund Accounts to their checking account or to other Guac users. They can also utilize their saved funds in the Guac Marketplace to purchase from our partners.

A user may trigger saving to their account(s) by either selecting a certain percentage of their transactions or rounding up transactions to the nearest dollar. Either way, the user can specify an absolute limit per transaction (i.e., stop calculating a percentage to transfer once the purchase amount is above $20). The application, which utilizes Q2 CorePro and Plaid to access and execute ACH checking account pre-set instructions, automatically transfers the funds real- time as purchases are made. We believe that our app appeals to a market of consumers who grew up on the web and rely on technology such as, Uber, Instacart and Venmo. They trust technology to make their daily lives more efficient.

How the Guac Fund Accounts Work

The Guac Fund Accounts are held as ledger accounts under a master Guac bank account. Each master account containing user funds are insured to $250,000 using insurance from the Federal Deposit Insurance Corporation. Guac has selected National Bank of Kansas City as its launch bank.



1 User makes a purchase via debit card

2 The transaction is recorded at the user's bank

User Banks

3 CorePro executes ACH Instruction and makes the tranfer to Guac via Plaid.

CorePro/Plaid

Guac

4 When the goal is reached or the user wants to withdraw funds, they are transmitted to the specified user account

Target Market

We operate in the fintech (financial technology) sector of the mobile applications market. Financial statistics indicate that this segment continues to have steady growth and investment at all stages. Specifically, we are targeting the Millennial and Gen Z users to create a community of users. There are 83.1 million Millennials in America. By 2025 Millennials will own the largest share of personal income of $8.3 trillion. At such time, Millennials will represent 75% of the workforce and 46% of total U.S. household income. Studies have indicated that 74% of Millennials believe that technology makes life easier; two recessions have affected Millennials' trust and confidence in traditional financial institutions. In 2015, a survey by Chime showed that 67% of Millennials say that they would prefer to use a debit card than a credit card. In 2014, the Wells Fargo Millennial Study showed while 8 in 10 Millennials say the recession taught them the importance of saving for the future, only 55% of the 1,639 Millennials surveyed have started saving for retirement. Those, who currently are not saving, say they won't be able to start until age 35. We are the solution for "simple, effortless savings" that does not threaten to change a user's lifestyle.

Intellectual Property

We have trademarked the name "Guac" for use in downloadable mobile applications for managing personal finances by initiating and supporting personal savings and analyzing spending, for accessing online financial accounts, for electronic transmission of funds, for facilitating saving money tied to lifestyle rules and goals. We have also filed for the trademark "I Guac'd It", "Save while you Spend" and Spend.Save.Earn but such mark has not yet been issued.

We also own and utilize the domain name Guacapp.com for our business.

Competition

We operate in the highly competitive financial technology, or fintech market and compete with other fintech companies and software and mobile application developers. Specifically, we face competition from other technology companies that provide event driven micro saving applications to consumers. These companies include the following:

- *Acorns*. Acorns is a smartphone app that "rounds up" your spending to the nearest dollar and invests that rounded difference. It is a micro savings service that allows the user to invest money only pennies at a time. Acorns does not offer the user the opportunity to create a goal or multiple goals to save and does not offer money transfers or bill payments. Acorns simply rounds up user's debit card purchases to purchase products from a number of retail partners or invest saved funds into the Acorns managed investment funds. Acorns currently has 3,500,000 members and raised nearly $63,000,000. In addition, Acorns charges $1.00 per month for accounts under $5,000 and .25% for accounts over of $5,000.

- *Qapital*. The Qapital app is designed to allocate small amounts of everyday purchases to user's Qapital account. Qapital was launched in May 2015 and, within five months, acquired users in all 50 U.S. states and has since raised $26 million in a new early-stage round of funding. The has 750,000 active users, adding 10,000 new accounts each week. Charging a monthly fee of $3.99. We offer a similar method of saving money, but believe our Guac app is more efficient and easier to use with its percentage based savings model. Qapital can be confusing to the user in our opinion. In addition, Qapital does not offer user-to-user money transfers.

- *Hello Digit*: Hello Digit is a micro-savings app designed to help users save small amounts of money over time. Similar to the Acorns app, it offers a first step towards consistent savings. Digit evaluates user spending habits and transfers money out of a linked bank account(s) into a Digit account using an algorithm. We allow the user to decide how much to save, when to save and create savings goals. However, Digit's algorithm limits the user's control and interaction with user's method of saving. Furthermore, Digit does not allow users to create separate funds with differing saving plans to reach your goal.

Many of our competitors have substantially greater financial, technical, research, marketing, sales, service and other resources than us, and may develop processes or software applications that are superior to those of our company.

Based on market analysis, we believe that our products and services offer a focused user experience that is simple to use and marketable to the user. Our research indicates that competition is overwhelming the user with too many options to "micro-save", while other competitors only allow user to invest in securities or managed funds within the application. We, on the other hand, allow users to be in control of how much they save, how often, and what they would like to do with the money they save. In sum, we believe that we offer the user a very simple "save while you spend" micro savings application, user-to-user money transfers (think Venmo) and bill pay option in one simple, interactive handheld application.

Governmental/Regulatory Approval and Compliance

We have been and will continue to be subject to various U.S. laws and regulations, including those relating to privacy. A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of consumer data. In addition, various federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. For example, recently there have been Congressional hearings and increased attention to the capture and use of location-based information relating to users of smartphones and other devices. Several Internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. We have a current privacy policy and monitor changes in laws and regulations for compliance. Failure to comply with these laws and regulations could subject us to administrative or legal proceedings and actions by various governmental bodies.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

Other

Our principal address is 9281 Research Dr., Irvine, CA. 92618.

We conduct business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors Of The Company

Scott Armstrong, Director   **Dates of Board Service: August 2017 - Present**

Scott Armstrong is an experienced business professional and entrepreneur. Most recently, Scott served as Regional Business Manager at WaveTec, which was sold to a Novartis company for $350,000,000. Prior to WaveTec, Mr. Armstrong founded Axis Eye Institute, which was successfully sold in 2007. Axis acquired young, highly qualified surgeons, while Scott used his operational and marketing expertise to grow and manage the business and build the practice for the young surgeons to eventually purchase.

In 1997, Monolith Capital, LLC, hired Scott as its Chief Operating Officer. Monolith was a hedge fund focusing on the transition from private market to public market. From 1993 to 1997, Scott was National Sales Manager for Medco Pharmaceuticals. While at Medco, he was responsible for developing and managing a sales force of 53 to drive sales in the U.S. and Puerto Rico. During his tenure, sales grew from 1.8M to 22.8M. Scott gained his sales management skills and ophthalmic experience from Johnson & Johnson starting in 1988 -1993.

Scott will act as our President and CEO and manage the day-to-day business and financial operations of our company and oversee business performance and execution of its short and long-term business plan. Scott formed Steep Axis, LLC, solely owned by Scott, to hold his shares in our company.

Scott Armstrong's Business Experience for the Last Three Years

Employer: New World Savings, Inc., d/b/a Guac
Employer's Principal Business: Development and commercialization of Guac mobile app.
Title: President and Treasurer
Dates of Service: August 2017- Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Employer: WaveTech Vision
Employer's Principal Business: A U.S. based ophthalmology surgical technology company.
Title: Regional Business Manager
Dates of Service: May 2011 to August 2017
Responsibilities: Manage and grow sales in the western region of the United States

Education: Mr. Armstrong attended Arizona State University for 2.5 years, but did not matriculate.

Ryan Armstrong, Director   **Dates of Board Service: August 2017 - Present**

Ryan Armstrong is a business executive/entrepreneur with 10+ years in consulting, specializing in sales and marketing with a focus on social media & growth marketing. Ryan with his head of social influencers Thomas Marquart have built a team of effective conversion driven social influencers with a collective following of 25M+. Ryan was the Regional Sales Director of Alimera Sciences a medical device company specializing in Ophthalmology. Ryan continues to consult in sales and marketing with a focus as the Vice President and Co-Founder of our company.

Ryan Armstrong's Business Experience for the Last Three Years

Employer: New World Savings, Inc., d/b/a Guac
Employer's Principal Business: Development and commercialization of Guac mobile app.
Title: Chief Operating Officer and Secretary
Dates of Service: August 2017 - Present
Responsibilities: Mr. Armstrong leads are sales and marketing efforts and is VP of Operations.

Employer: Alamera Sciences

Employer's Principal Business: An ophthalmology pharmaceutical device company
Title: Regional Director
Dates of Service: November 2015 – November 2018
Responsibilities: Led the sales division for the western region of the United States.

Education: B.S. from Southern Methodist University

Richard Ingrassia, Director   **Dates of Board Service: March 2020 - Present**

Rich recently co-founded Wheelhouse Studios, a marketing-first venture studio, after 20+ years as a tech, media and Internet analyst and investment banker. At PwC, Roth Capital, SNL Kagan and Digital Offering, he supported more than $2 billion in public and private company financings and wrote the first equity research for Netflix, IMAX, micro-investing app Acorns and others. Rich has advised AT&T, Disney, DreamWorks and Intel on media strategy and operations and is an adjunct MBA professor at Concordia University Irvine. He's an alumnus of the University of Notre Dame and Northwestern University.

Richard Ingrassia's Business Experience for the Last Three Years

Employer: Wheelhouse Digital Studios LLC
Employer's Principal Business: Venture Finance
Title: Managing Partner
Dates of Service: August 2017 - Present
Responsibilities: Managing operations and strategy. Researching, analyzing and overseeing investments and portfolio company development.

Employer: Digital Offering LLC
Employer's Principal Business: Venture Finance
Title: Managing Director
Dates of Service: October 2013 - November 2018
Responsibilities: Researching, analyzing and overseeing investment offerings.

Education: University of Notre Dame (B.A. in Economics, 1987); Northwestern University (Masters in Journalism, 1994)

Officers Of The Company

Scott Armstrong, CEO and President
See "Directors of the Company" section above.

Ryan Armstrong, Chief Operating Officer and Secretary
See "Directors of the Company" section above.

Employees

As of the date of this Form C-AR, the Company currently has 1 employees.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

Risks Related to the Company

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the fintech industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

We are an early stage company, with limited operating history.

We are a startup company. We were formed as a corporation in California on August 21, 2017. We have a limited operating history with which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive markets, particularly the markets for financial technology, or fintech, companies, software and mobile applications. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, difficulties, complications, delays and other adverse factors. These risks are described in more detail below.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our sales and marketing, research and development and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

Our app is based on new technologies and is subject to the risks of failure inherent in the development of a new product.

Because our app is based on new technologies, it is subject to risks of failure that are particular to new technologies, including the possibility that:

- our new approach will not result in a product that gains market acceptance;

- our app and the technology powering it may unfavorably interact with other types of commonly used applications and services, thus restricting the circumstances in which it may be used;

- proprietary rights of third parties may preclude us from marketing our app; or

- third parties may market a superior product.

As a result, our activities may not result in a commercially viable product and our sales, revenue and financial condition would be materially adversely affected.

If we are unable to maintain a good relationship with the markets where our app is distributed, our business will suffer.

Apple's "App Store" and Google's "Google Play" will be the primary distribution, marketing, and promotional platforms for our app. Our app and related service is only made available through these platforms and any deterioration in our relationship with Apple or Google would harm our business and adversely affect the value of our stock.

We are subject to Apple's and Google's standard terms and conditions for application developers, which govern the promotion, distribution and operation of apps on their platforms.

Our business would be harmed if:

- Apple or Google discontinues or limits access to its platform by us and other app developers;

- Apple or Google modifies its terms of service or other policies, including fees charged to, or other restrictions on, us or other application developers, or Apple or Google changes how the personal information of its users is made available to application developers on their respective platforms or shared by users;

- Apple or Google establishes more favorable relationships with one or more of our competitors; or

- Apple or Google develops its own competitive offerings.

We could benefit from Apple and Google's strong brand recognition and large user base. If Apple or Google loses its market position or otherwise falls out of favor with users, we would need to identify alternative channels for marketing, promoting and distributing our app, which would consume substantial resources and may not be effective. In addition, Apple and Google have broad discretion to change their terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. Any such changes in the future could significantly alter how our app users experience our app or interact within our app, which may harm our business.

Major network failures could have an adverse effect on our business.

Our technology infrastructure is critical to the performance of our app and customer satisfaction. Our app runs on a complex distributed system, or what is commonly known as cloud computing. We own, operate and maintain the primary elements of this system, but third parties that we do not control and which would require significant time to replace operate some elements of this system. We expect this dependence on third parties to continue. Major equipment failures, natural disasters, including severe weather, terrorist acts, acts of war, cyber attacks or other breaches of network or information technology security that affect third-party networks, communications switches, routers, microwave links, cell sites or other third-party equipment on which we rely, could cause major network failures and/or unusually high network traffic demands that could have a material adverse effect on our operations or our ability to provide service to our customers. These events could disrupt our operations, require significant resources to resolve, result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition.

If we experience significant service interruptions, which could require significant resources to resolve, it could result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition.

In addition, with the growth of wireless data services, enterprise data interfaces and Internet-based or Internet Protocol-enabled applications, wireless networks and devices are exposed to a greater degree to third-party data or applications over which we have less direct control. As a result, the network infrastructure and information systems on which we rely, as well as our customers' wireless devices, may be subject to a wider array of potential security risks, including viruses and other types of computer-based attacks, which could cause lapses in our service or adversely affect the ability of our customers to access our service. Such lapses could have a material adverse effect on our business, prospects, results of operations and financial condition.

If our proposed technologies are not accepted by the market our business prospects will suffer.

To support our business plan, we must develop technologies, develop strong brands and make significant capital investments. Should we invest in or design technologies that are not accepted in the marketplace, or if our technologies are not brought to the market in a timely manner, this could materially and adversely impact our company.

There is no assurance that there is a market for our technologies, the size of the market, or the market's acceptance of our applications. Sales outcomes are based upon a variety of factors which cannot be assured. If we fail to successfully develop and commercialize our applications, or if the applications are not accepted by the market, our business prospects will suffer.

Our business model is dependent on user growth and developing strategic partnerships to fuel user growth. If we are not successful in developing these partnerships our business plan will fail and our financial condition, operations and prospects will be adversely affected.

We depend on establishing and maintaining licensing, co-brand and revenue sharing relationships with high-traffic web sites and other technology providers. Increasing the number of these relationships is a key element of our strategic plan. Our business could be adversely affected if we do not establish and maintain additional strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in increased use of our web sites or additional revenues.

We currently have only nominal verbal commitments from strategic partners that could engage in our marketplace or on whose platform or application we can engage. If we are not able to convert these verbal commitments into binding agreements and expand the number of such agreements, we may have significant difficulty in expanding our user base. Failure to expand our user base would result in our inability to generate any significant level of revenues and our financial condition, operations and prospects would be materially adversely affected. Accordingly, there is no guarantee that we will generate any material level of revenues from advertising or through strategic partnerships.

Defects in our app and the technology powering our technological platform may adversely affect our business.

Tools, code, subroutines and processes contained within our app may contain defects when introduced and also when updates and new versions are released. If our app or an update to our app contains defects or quality problems, we may become subject to adverse publicity, reduced use of our app, product redevelopment costs, loss of or delay in market acceptance of our product or claims by customers or others against us. Such problems or claims may have a material and adverse effect on our business, prospects, financial condition and results of operations.

If third parties claim that we infringe their intellectual property, it may result in costly litigation.

We cannot assure you that third parties will not claim that our current or future products or services infringe their intellectual property rights. Any such claims, with or without merit, could cause costly litigation that could consume significant management time. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us.

Failure to comply with federal and state privacy laws and regulations, or the expansion of current or the enactment of new privacy laws or regulations, could adversely affect our business.

A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of consumer data. The existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations. In addition, various federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. For example, recently there have been Congressional hearings and increased attention to the capture and use of location-based information relating to users of smartphones and other devices. Several Internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders or other federal, state or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in claims, proceedings or actions against us by governmental entities or others or other liabilities, which could adversely affect our business. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policies and practices could adversely affect our business. Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party web "cookies" for behavioral advertising. The regulation of these cookies and other current online advertising practices could adversely affect our business.

We face severe competition from other technology companies that provide event driven micro saving applications to consumers and if we cannot compete effectively our business and financial condition will suffer.

We face, and will continue to face, intense competition from technology companies that provide event driven micro savings applications like our mobile application to consumers. Many of our competitors have substantially greater financial, technical, research, marketing, sales, service and other resources than us, and may develop processes or software applications that are superior to those of our company. The competitors may succeed in obtaining patent protection for their software applications before us. If our competitors develop software applications or technologies that are more effective than ours or that render our applications or technologies obsolete or noncompetitive, our business will suffer.

Our proposed technologies and other information services may become obsolete as a result of technological change and, if so, our financial condition and business will suffer.

Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Our existing or prospective competitors may develop processes or applications that are more effective than ours or which may be more effective at implementing their technologies to develop commercial applications faster, which could in turn render our technology obsolete or noncompetitive.

In order for our business strategy to succeed we must retain qualified personnel. Our failure to do so will negatively affect our business growth and prospects.

Recruiting and retaining qualified professionals to develop applications, as well as sales, marketing and financial professionals, is critical to the future success of our business. We intend to hire additional professionals. Competition for experienced personnel is intense, and the turnover rate can be high. Our failure to attract and retain professionals would prevent us, or hinder its ability to pursue, our business plan and grow our business.

Damage to our reputation could adversely impact our business.

Maintaining our reputation is critical to our ability to attract and retain customers and employees. If we fail to deal with, or appear to fail to deal with, various issues that may give rise to reputational risk, we could significantly harm our business prospects. These issues include, but are not limited to, dealing with legal and regulatory requirements, money-laundering, privacy, record keeping, sales practices, and the proper identification of the legal, reputational, credit, liquidity, and market risks inherent in the micro-savings programs that we offer to our customers. A failure to deliver appropriate standards of service and quality, or a failure or perceived failure to treat clients fairly, can result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may also harm our business.

We depend on certain key personnel, including our President, Scott Armstrong. The loss of any of these key personnel would have a material adverse impact on our business, financial condition and future prospects.

The success of our company is highly dependent upon certain key management, including our President, Scott Armstrong. The loss of the services of this employee could have a material adverse effect on our business, financial condition, and the results of its operations. There can be no assurance that this employee will remain with our company in the future due to circumstances either within or outside of their control. Further, we do not carry, and do not intend to carry, life insurance or key man insurance on its employees.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

Our business model is not proven, and we may have to change our business model, which can result in delays in the execution of our business plan. If our business model is ultimately unsuccessful, our company's financial condition and business will suffer materially.

Our business model and operating strategies are unproven. Additionally, the business model may place significant strain on our management, employees, and capital resources. Finally, we may modify and adapt our business model from time to time in material ways, including raising more or less capital and/or incurring more or less debt, depending upon a variety of factors, including without limitation, the amount of capital available to us, the failure and/or success of our company and the availability of management and technology.

Adverse publicity may negatively affect our business.

We are highly dependent upon consumers' perception of our services. As a result, substantial negative publicity concerning our services or the services of other providers who are similar to us could lead to a loss of consumer confidence in our services and reduced sales and prices of our subscriptions. Any of these events could have a material adverse effect on our business, financial condition or result of operations.

Systems failures could significantly disrupt our business.

Our business depends on our ability to effectively provide financial markets information utilizing our technology platform. We also rely heavily on our communications and financial, accounting and other data processing systems, including systems we maintain and systems provided to us by third parties. We face operational risk arising from mistakes made in the delivery of this information. If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our business, liability to clients, regulatory intervention and fines or reputational damage. Any failure or interruption of our systems, the systems of third parties that we rely upon or similar problems could have a material adverse effect on our future operating results.

Risks Related to the Company's Securities and this Offering

Affiliates of our company, including officers, directors and existing stockholder of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

We intend to use some of the proceeds from the offering for unspecified working capital.

This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. We may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further our business and goals could harm our company and its operations and ultimately cause you to lose all or a portion of your investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C, Form C-AR and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of our company is owned by a small number of owners.

Prior to the offering our officers, directors and those of our stockholders who own ten percent or more of our securities collectively own directly or indirectly approximately 90% of our company. Subject to any fiduciary duties owed to our other owners or investors under California law in the case of our officers and directors, these stockholders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant company transactions, and will have significant control over our management and policies. These control persons may have interests that are different from yours. For example, they may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for our company. In addition, this owner could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of our company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of the our assets at the time of issuance.

Management has discretion over proceeds of this offering.

We expect to use the net proceeds of this offering, over time, for general marketing and advertising, further software development and general corporate and working capital purposes. However, we have no current specific plans for the net proceeds of this offering other than as outlined in the use of proceeds section of the offering statement dated July 28, 2020. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return.

The securities will be equity interests in our company and will not constitute indebtedness.

The securities will rank junior to all existing and future indebtedness and other non-equity claims on our company with respect to assets available to satisfy claims on the Company, including in a liquidation of our company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the securities and dividends are payable only if, when and as authorized and declared by us and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time. In addition, there is no limit on the amount of debt or other obligations we may incur in the future. Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the securities, which are the most junior securities of our company.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

CAPITALIZATION AND OWNERSHIP

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power
Scott Armstrong	7,500,000 Shares of Common Stock	56.03%*

* Based on 13,385,524 shares of common stock issued and outstanding

Capitalization

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.0001 par value per share and 20,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this annual report, a total of 13,385,524 shares of common stock are issued and outstanding, and no shares of Preferred Stock are issued and outstanding.

The shares of our common stock issued in the last Reg CF offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. If we issue any shares of preferred stock or any debt securities in the future and, thereafter there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

Convertible Promissory Notes

As of December 31, 2020, we issued convertible promissory notes in the aggregate principal amount of $337,500. As of December 31, 2019, we issued convertible promissory notes in the aggregate principal amount of $86,000. As of the date of this annual report, we have issued convertible promissory notes in the aggregate principal amount of $337,500. The convertible promissory notes are unsecured, bear interest at an annual rate of 7% and mature on the second anniversary of the date of their issuance. The outstanding promissory notes have varying maturity dates from November 12, 2021 through February 20, 2022. The Notes are convertible at a conversion price equal to the lower of (a) 80% of the price per share paid by investors in our next Qualified Financing (as defined below) or (b) a valuation per share based upon a $4 million valuation for our company. A "Qualified Financing" is defined as an equity financing resulting in gross proceeds to us of at least $3 million (including the conversion of Notes and other indebtedness). This offering, even if the maximum amount is raised, will not constitute a Qualified Financing. In addition, the holders of a majority in principal amount may cause the conversion of the Notes at a $4 million valuation at maturity. If there is a sale of the company, then holders of the note would receive the higher of (a) the repayment of their principal amount plus accrued, but unpaid interest, or (b) the amount that the holder would have received if the holder converted to common stock immediately prior to the closing of the sale of the company based on a conversion price that is equal to a $4 million valuation for our company.

In the event of the liquidation of our company, the noteholders would have a preference in liquidation and would receive the return of their principal plus accrued, but unpaid, interest on such principal prior to any payment being made to holders of our common stock.

INDEBTEDNESS OF THE COMPANY

As of December 31, 2020, we issued convertible promissory notes in the aggregate principal amount of $337,500. As of December 31, 2019, we had outstanding convertible promissory notes in the aggregate principal amount of $86,000. As of the date of this annual report, we have outstanding convertible promissory notes in the aggregate principal amount of $337,500. See "*Convertible Promissory Notes*" above for a description of the terms of these convertible promissory notes.

In addition to our convertible debt, we have a commercial loan from SoFi in the original principal amount of $100,000 that bears interest at a rate of 9.99%. Our current balance under this loan as of April 30, 2020 was $88,660.

We have a letter of credit with Wells Fargo in the original principal amount of $25,000. Our current balance under this letter of credit is $11,261 as of April 30, 2020.

We also have credit card debt with Wells Fargo in the aggregate amount of $11,440 as of April 30, 2020

In addition, Scott Armstrong loaned the Company $27,843 in the year of 2019 through his wholly owned company, Steep Axis, LLC. This loan does not bear interest and is payable upon demand.

PAST EXEMPT OFFERINGS OF THE COMPANY

We issued a total of 10,631,630 shares of common stock to our initial stockholders under Section 4(a)(2) of the Securities Act.

As of December 31, 2019, we issued a total of $86,000 of convertible notes. As of the date of this annual report, we issued a total of $337,500 of convertible notes. Those notes were issued under Regulation D, Rule 506(b) of the Securities Act. For a description of the terms of these notes, please see "Convertible Promissory Notes" above.

We also have a concurrent common stock offering under Regulation D, Rule 506(c) of the Securities Act. The date of first sale is September 18, 2020. As of the date of this annual report, we raised $225,000 through this Regulation D offering and issued a total of 450,000 shares of common stock.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Results of Operations

We had no sales in the fiscal year ended December 31, 2020 or 2019. Our sales and marketing expenses for fiscal year 2020 were $273,350 as compared to $62,125 in the fiscal year ended 2019. Our general and administrative expenses were $ 101,546 in fiscal year 2020 compared to $36,200 in fiscal year 2019. This increase in general and administrative expense is the result of conducting and executing business. Our research and development expenses in fiscal year 2020 were $123,812 as compared to $32,000 in fiscal year 2019. This increase in research and development expense is the result of a complete rebuild of application. Our total operating expenses in fiscal year 2020 were $495,932 compared to $130,325 in fiscal year 2019. This increase is the result of growth in our business. In addition, we had interest expense of $9884.00] in fiscal year 2020, as compared to $459 in the fiscal year ended 2019. The interest expense in 2020 related to growth in business. The interest expense in 2019 related to interest on convertible notes issued at the end of fiscal year 2019. Our net loss was -$496,304.01 in fiscal year 2020 compared to a net loss of -$130,784 in fiscal year 2019. The increase in net loss is attributable to additional funding into the business.

Liquidity and Capital Resources

We had a net loss from operating activities of -$496,304.01 in fiscal year 2020 compared to a net loss of -$130,784 in fiscal year 2019. This increase in net loss is attributable to the factors described above under "Results of Operations."

We had cash flow from financing activities of $819,497 in fiscal year 2020 as compared to $171,186 in fiscal year 2019. In fiscal year 2020, we received $644,497 (before offering expenses) from investors through the sale of our Common Stock on the Equifund portal in our Regulation CF offering and $175,000 from Rule 506(c) Common Stock offering. In fiscal year 2019 we raised $86,000 through the sale of our convertible notes and received an advance from our CEO in the amount of $85,186. For a description of our convertible notes, see "Convertible Promissory Notes" of this Form C-AR above.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in over the course of the next twelve months.

Material Changes and Other Information

None.

Trends and Uncertainties

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak. With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the fintech industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

The number one factor that effects our financial performance is our customer acquisition costs (CAC).

The second factor is revenue generation from the Guac marketplace.

Third, is our ability to grow our ledger balance to collect the interest.

We participate in the FinTech industry. The global FinTech mergers and acquisition (M&A) market in 2019 reached its largest year ever by deal count and dollar volume. Across 989 deals, M&A transactions totaled over $233 billion. The three largest deals, involving the acquisition of Worldpay by FIS, FirstData by Fiserv, and Refinitiv by the London Stock Exchange, amounted to a combined total of $111 billion. 74% of dollar volume within the global FinTech M&A market was transacted within North America. Within the global FinTech market, 81% of the banking and lending technology sector's $9.1 billion M&A activity was transacted in North America.[1]

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

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[1] https://ftpartners.docsend.com/view/9849q93

THE SECURITIES

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Common Stock

We offered up to 2,140,000 shares of our common stock through the sale of our common stock on the Equifund portal in its Regulation CF offering described in the previously filed Form C, dated July 28, 2020. We are authorized to issue 200,000,000 shares of common stock, $0.0001 par value per share. As of the date of this annual report, a total of 13,385,524 shares of common stock are issued and outstanding.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Voting Rights. Holders of our common stock are entitled to one vote per share of common stock held. Any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights. Holders of common stock are entitled to elect three Directors.

Dividends. Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.

Anti-Dilution Rights. The shares of common stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.

Preferred Stock

We are authorized to issue 20,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this annual report, no shares of our preferred stock are issued and outstanding.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Scott Armstrong loaned the Company $27,843 in the 2019 through his wholly owned company, Steep Axis, LLC. This loan does not bear interest and is payable upon demand.

Conflicts of Interest

The Company has not engaged in any known transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached reviewed 2019 financials and unaudited and unreviewed 2020 financial statements are true and complete in all material respects.

/s/ Scott Armstrong
(Signature)

Scott Armstrong
(Name)

CEO & President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott Armstrong
(Signature)

Scott Armstrong
(Name)

Director
(Title)

May 27, 2021
(Date)

/s/ Ryan Armstrong
(Signature)

Ryan Armstrong
(Name)

Director
(Title)

May 27, 2021
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

New World Savings, Inc., d/b/a Guac
A California Corporation

Financial Statements (Unaudited)
December 31, 2020

New World Savings, Inc., d/b/a Guac

TABLE OF CONTENTS

	Page
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020:	

Balance Sheet

New World Savings
As of December 31, 2020

	DEC 31, 2020
Assets	
Current Assets	
Cash and Cash Equivalents	
BUSINESS CHECKING ...4770	478,073.18
Total Cash and Cash Equivalents	**478,073.18**
NBKC Reserve Account	3,000.00
Total Current Assets	**481,073.18**
Total Assets	**481,073.18**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accrued Interest Payable	459.00
Pending Investment	76,460.00
Suspense	574,261.90
Visa Signature Business	1,839.45
Total Current Liabilities	**653,020.35**
Long Term Liabilities	
Convertible Debenture	342,500.00
L/P - 506c	25,000.00
L/P - RagingBull	50,000.00
L/P - RagingBull - Jason Bond	50,000.00
L/P - RagingBull - Jeff Bishop	100,000.00
Loan	16,733.92
N/P - Steep Axis	(38,696.00)
SBA Loan	7,000.00
Total Long Term Liabilities	**552,537.92**
Total Liabilities	**1,205,558.27**
Equity	
Current Year Earnings	(496,304.01)
Retained Earnings	(228,181.08)
Total Equity	**(724,485.09)**
Total Liabilities and Equity	**481,073.18**

Income Statement (Profit and Loss)

New World Savings
For the year ended December 31, 2020

	2020
Income	
Refunds	(372.09)
Total Income	**(372.09)**
Gross Profit	**(372.09)**
Operating Expenses	
Advertising	273,350.27
Bank Service Charges	1,074.00
Consulting & Accounting	58,501.00
Dues & Subscriptions	3,863.16
General Expenses	(1,735.77)
Income Tax Expense	840.00
Insurance	5,360.48
Interest Expense	9,883.94
Legal Expenses	20,982.66
Research & Development	123,812.18
Total Operating Expenses	**495,931.92**
Operating Income	**(496,304.01)**
Net Income	**(496,304.01)**

New World Savings, Inc.
d/b/a Guac
A California Corporation

Financial Statements (Unaudited) and
Independent Accountant's Review Report
December 31, 2019 and 2018

NEW WORLD SAVINGS, INC.

TABLE OF CONTENTS



To the Board of Directors of
New World Savings, Inc.
Irvine, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of New World Savings, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
July 10, 2020

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

New World Savings, Inc.
Balance Sheets (Unaudited)
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 45,028	$ 4,167
Total Current Assets	45,028	4,167
TOTAL ASSETS	$ 45,028	$ 4,167
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses	$ -	$ -
Accrued interest payable	459	-
Due to related party	110,291	25,105
Pending investment	76,460	76,460
Total Current Liabilities	187,210	101,565
Long-term Liabilities:		
Convertible notes payable	86,000	-
Total Long-term Liabilities	86,000	-
Total Liabilities	273,210	101,565
Stockholders' Equity/(Deficit):		
Class A Common Stock, $0.00001 par, 1,000,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2019 and 2018, respectively	-	-
Class B Non-voting Common Stock, $0.00001 par, 500,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2019 and 2018, respectively	-	-
Additional paid-in capital	-	-
Accumulated deficit	(228,182)	(97,398)
Total Stockholders' Equity/(Deficit)	(228,182)	(97,398)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 45,028	$ 4,167

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

New World Savings, Inc.
Statements of Operations (Unaudited)
For the years ended December 31, 2019 and 2018

	2019	2018
Sales, net	$ -	$ -
Costs of goods sold	-	-
Gross profit	-	-
Operating Expenses:		
Sales and marketing	62,125	-
General and administrative	36,200	3,112
Research and development	32,000	94,286
Total Operating Expenses	130,325	97,398
Loss from operations	(130,325)	(97,398)
Other Income/(Expense):		
Interest expense	(459)	-
Total Other Income/(Expense)	(459)	-
Provision for income taxes	-	-
Net Loss	$ (130,784)	$ (97,398)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

New World Savings, Inc.
Statements of Changes in Stockholders' Equity/(Deficit) (Unaudited)
For the years ended December 31, 2019 and 2018

	Common Stock						
	Class A Common Stock		Class B Non-Voting Common Stock				Total
					Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Equity/(Deficit)
Balance at December 31, 2017	-	$ -	-	$ -	$ -	$ -	$ -
Net loss	-	-	-	-	-	(97,398)	(97,398)
Balance at December 31, 2018	-	-	-	-	-	(97,398)	(97,398)
Net loss	-	-	-	-	-	(130,784)	(130,784)
Balance at December 31, 2019	-	$ -	-	$ -	$ -	$ (228,182)	$ (228,182)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

New World Savings, Inc.
Statements of Cash Flows (Unaudited)
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net Loss	$ (130,784)	$ (97,398)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase/(Decrease) in accrued interest payable	459	-
Net Cash Used In Operating Activities	(130,325)	(97,398)
Cash Flows From Financing Activities		
Proceeds from issuance of convertible notes	86,000	-
Pending investment	-	76,460
Advances from related parties	85,186	25,000
Net Cash Provided By Financing Activities	171,186	101,460
Net Change In Cash	40,861	4,062
Cash at Beginning of Period	4,167	105
Cash at End of Period	$ 45,028	$ 4,167
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income tax	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

New World Savings, Inc. (the "Company"), doing business as Guac, is a corporation formed on August 21, 2017 under the laws of California. The Company was formed to develop a mobile app that helps users save for short-term goals and buy experiences.

As of December 31, 2019, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019 and 2018, the Company's cash balances did not exceeded federally insured limits.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2019 and 2018, the Company held no property or equipment.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $32,000 and $94,286 for the years ended December 31, 2019 and 2018, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2019 and 2018, the Company had potential net deferred tax assets before valuation allowance of $63,781 and $27,225, respectively, resulting from its net operating loss carryforwards. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2019 and 2018, cumulative losses through December 31, 2018, no history of generating taxable income, and unknowns to the allowability of historical losses since it is delinquent in filing its historic tax returns. Therefore, valuation allowances of $63,781 and $27,225 were recorded as of December 31, 2019 and 2018, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28%. The effective rate is reduced to 0% for 2019 and 2018 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2019 and 2018, the Company estimates it potentially has net operating loss carryforwards available to offset future taxable income in the amounts of $228,182 and $97,398, which potentially may be carried forward if allowed after filing delinquent tax returns.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though all tax years since inception remain open to examination. No tax returns have been filed to date, and therefore the Company is subject to an indeterminate amount of penalties and interest related to the delinquent filing of all historic tax returns.

NOTE 3: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. As of December 31, 2019, the Company's had limited liquid assets with just $45,028 of cash and a working capital deficit of $142,182. The Company has sustained net losses of $130,784 and $97,398 for the years ended December 31, 2019 and 2018, has not yet generated revenue, and has an accumulated deficit of $228,182. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional external capital financing. Management plans to raise additional capital in 2020 to satisfy its obligations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: CONVERTIBLE NOTES PAYABLE

The Company issued convertible promissory notes of varying amounts totaling to $86,000 during the year ended December 31, 2019. The notes bear interest at 7% per annum and mature two years after issuance in 2021. The balance and accrued interest outstanding on these notes as of December 31, 2019 was $86,000 and $459, respectively. Interest expense of $459 was incurred on these notes during the year ended December 31, 2019.

The notes are convertible into the Company's stock upon a qualifying equity financing of $3,000,000 or greater (inclusive of the convertible notes), as further defined in the note agreements. The notes automatically convert into the number of shares determined by whichever provides for the greater number of shares between a 20% discount to the pricing in the triggering financing or the price per share determined by a $4,000,000 valuation on the Company's fully diluted capitalization, as further defined in the note agreements.

If the notes are not repaid or converted at the maturity date, at the holders' election, the notes may be converted into the Company's Class B common stock at a conversion rate determined by a $4,000,000 valuation on the Company's full diluted capitalization, inclusive of the convertible notes and other convertible instruments, as further defined in the note agreements.

If there is a sale of the Company (as defined in the note agreements) prior to repayment or conversion of the notes, the noteholders are to receive the greater of the then outstanding principal and interest or the amount the noteholders would have received if the notes were converted to the Company's Class B common stock at a conversion rate determined by a $4,000,000 valuation on the Company's full diluted capitalization, inclusive of the convertible notes and other convertible instruments, as further defined in the note agreements.

As of December 31, 2019, none of the notes have not been converted and remained outstanding in the full principal amounts. The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Upon incorporation, the Company authorized 1,000,000 shares of $0.0001 par value Class A Common Stock and 500,000 shares of $0.0001 par value Class B Common Stock.

Class A Common Stock and the Class B Non-Voting Common Stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters with the exception of voting rights, where Class B Non-Voting Common Stock do not have voting rights. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock set forth in the Articles of Incorporation.

In 2018, the Company received prepayments totaling $76,460 for a future investment in the Company from two investors. As of December 31, 2019, the terms of the investment were not finalized. As the funds have been received but the investment contracts not finalized, the $76,460 prepayment is included on the balance sheet as a "pending investment" liability. The Company issued shares to these investors at $1.29-$1.66 per share on March 13, 2020.

As of December 31, 2019 and 2018, no shares of Class A and Class B common stock were issued or outstanding.

NOTE 6: DUE TO RELATED PARTIES

Related parties to the Company have advanced the Company funds as needed to fund operations to date. The balance outstanding under this arrangement as of December 31, 2019 and 2018 were $110,291 and $25,105, respectively. The balance is considered payable on demand and does not bear interest.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2019.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Convertible Notes Payable

In 2020, the Company issued notes to outside parties for total principal of $156,500. The instruments have differing maturities in 2022 and commensurate terms to the notes discussed in Note 4.

Amended and Restated Articles of Incorporation

In 2020, the Company amended and restated its articles of incorporation ("Restated Articles").

Upon the filing of the Restated Articles, the authorized capital stock was increased to 200,000,000 shares of $0.0001 par value common stock and 20,000,000 shares of $0.0001 par value preferred stock. Upon the filing of the Restated Articles, each share of Class A and Class B common stock was automatically converted into one share of common stock. Immediately thereafter and on such date, each one share of the common stock that was issued and outstanding at such time, was split into ten fully paid, nonassessable shares of common stock, which was referred to as the forward stock split, through the issuance of a nine share stock dividend. Immediately after the filing of the Restated Articles, and on the date thereof, a total of 10,631,630 shares of common stock are outstanding and no shares of preferred stock are outstanding. The differing rights of privileges of the stock classes are established in the Restated Articles.

Common Stock Issuances

In 2020, the Company issued 1,207,500 shares of Class A common stock for $0.0001 per share, providing proceeds of $120, and 50,380 shares of Class B common stock for $1.29-$1.66 per share, providing proceeds of $76,460 which were previously received in 2018 and recorded as pending investment.

The Company also issued 55,283 shares of Class B common stock in exchange for services rendered

On April 30, 2020, 250,000 shares of Class A common stock were cancelled.

Management's Evaluation

Management has evaluated subsequent events through July 10, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.